July 27, 1998



Mr. Murray Feldman
8 Pilgrim Run
East Brunswick, NJ 08816

Dear Mr. Feldman:

         Reference is made to the Master Agreement dated as of June 1998 (the "Master Agreement") among HealthTech Development, Inc., Gemini Biotech L.P., Electropharmacology, Inc. ("EPi"), EPi Sub, Inc. and certain stockholders and partners of such entities named therein. Capitalized terms used herein and not defined have the meanings ascribed to them in the Master Agreement.

         Pursuant to Section 2 of the Master Agreement, the EPi Representatives have the right to nominate two directors to the Board of Directors of EPi. In the selection of such nominees pursuant to Section 2 of the Master Agreement, Norton Herrick hereby agrees to support the nomination of, and to vote his shares of EPi in favor of, a person nominated by Murray Feldman, and Murray Feldman hereby agrees to support the nominations of, and to vote his shares of EPi in favor of, a person nominated by Norton Herrick.

         Please acknowledge your agreement with the foregoing by signing in the space provided below and returning a copy to me by fax and overnight courier.

                                                     Best regards,


                                                     /s/ Norton Herrick
                                                     Norton Herrick

Agreed and Accepted


/s/ Murray Feldman
Murray Feldman